EXHIBIT 99.1

T 604.682.3701 F 604.682.3600	Suite 900, 570 Granville Street ir@avino.com Vancouver, BC V6C 3P1 www.avino.com

February 12, 2013	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

AVINO JANUARY PRODUCTION REPORT

Avino Silver and Gold Mines Ltd. (ASM: TSX.V, ASM: NYSE - MKT; “Avino” or “the Company”) is pleased to announce the following January 2013 production results from its San Gonzalo mine operation located on the Avino property near Durango, Mexico. The figures are highlighted by a 14% increase in silver production and 10% increase in gold production over December. Silver feed grades also increased, from 287 g/t in December to 315 g/t in January.

Production numbers from the past four months, as well as the yearly totals, are reported as follows:

	Oct 2012	Nov 2012	Dec 2012	Jan 2013	Monthly Change %	YTD San Gonzalo
Total Mill Feed (dry tonnes)	6,647	6,528	6,364	6,392.4		6392
Average Daily Throughput (TPD)	214	218	235	228	(3)	228
Days of Operation	31	30	27	28	3	28
Feed Grade Silver (g/t)	233	256	287	315	10	315
Feed Grade Gold (g/t)	0.93	0.99	1.19	1.275	7	1.275
Bulk Concentrate (dry tonnes)	180	177	181	197	9	197
Bulk Concentrate Grade Silver (Kg/t)	7.04	7.37	7.90	8.327	5	8.327
Bulk Concentrate Grade Gold (g/t)	25.0	25.4	28.6	29.09	2	29.09
Recovery Silver (%)	82	78	78	81	4	81
Recovery Gold (%)	72	69	68	70	3	70
Mill Availability (%)	97.2	98.1	87.9	91.1	4	91.1
Total Silver Produced (Kg)	1,265	1,302	1,433	1,638	14	1,638
Total Gold Produced (g)	4,489	4,487	5,185	5,722	10	5,722
Total Silver Produced (oz’s) calculated	40,671	41,870	46,066	52,779	14	52,779
Total Gold Produced (oz’s) calculated	144	144	167	184	10	184
Total Silver Equivalent Produced (oz’s)	47,888	49,083	54,401	62,781	15	62,781

Silver equivalent for January was calculated using a 55:1 ratio for silver to gold. For the months of November and December, a 50:1 ratio was used in the calculation. (The ratio was changed to reflect the more current gold and silver prices.) Mill production figures have not been reconciled and are subject to adjustment with concentrate sales.  Year-to-date and calculated figures may not add up due to rounding.

January Highlights

•	The increase in silver and gold production resulted primarily from higher grades and improved recoveries.

•	Silver and gold feed grades showed a steady increase and confirmed grades achieved in drilling.

•	Recoveries for silver and gold showed a marked improvement due to ongoing upgrades to the mill and also the transition to more sulphides.

•	Mill feed tonnage processed remained essentially the same from December due to a holiday closure and two days of shutdown for maintenance and service.

•	January’s Average Daily Throughput of 228 tonnes decreased slightly from December but increased significantly from November’s rate of 218 tpd.

•	Closing inventory of the San Gonzalo stockpile located near the crushing plant decreased to 16,730 tonnes from an opening inventory of 20,471 tonnes.

•	During January the mine shipped and sold 194 tonnes of concentrate from December’s production.

“We are extremely pleased with the pattern of steady improvement in nearly all facets of our operation,” said David Wolfin, Avino President and CEO. “Grades and recoveries are increasing with depth, as we have anticipated, and we expect this trend to continue as we leave the oxides and move into predominantly sulphide material.

 Mr. Wolfin also noted the ongoing work to make the mine more efficient. “I commend our team in Mexico,” he added. “They continue to improve operations at nearly every level as we ramp up production.”

QA/QP
Mill assays are performed at the lab onsite at the mine.  Check samples are verified by SGS laboratory Services in Durango, Mexico.  Avino's projects are under the supervision of Chris Sampson, P.Eng, BSc, ARSM Avino Consultant and Mr. Jasman Yee P.Eng, Avino director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the technical data in this news release

About Avino
Founded in 1968, Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the community in which we operate.

Avinos' key goal is to become a significant low-cost primary silver producer with specific objectives to: 1) expand resources and reserves, 2) increase the mine’s output, and 3) identify, explore and develop new targets on the property.

ON BEHALF OF THE BOARD

“David Wolfin”
________________________________
David Wolfin
President & CEO

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.